VIA EDGAR

June 7, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ronald (Ron) E. Alper

David Link

RE:	Neptune REM, LLC

Amendment No. 3 to Offering Statement on Form 1-A

Filed April 30, 2024

File No. 024-12356

Dear Messrs. Elper and Link:

On behalf of Neptune REM, LLC, a Delaware series limited liability company (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated May 26, 2024, relating to the Company’s Amendment No. 3 to the Offering Statement on Form 1-A filed with the Commission on April 30, 2024 (the “Comment Letter”). Responses to the comments in the Comment Letter are set forth in this letter, and the Company is concurrently submitting Amendment No. 4 to the Offering Statement on Form 1-A (the “Amended Offering Statement”).

Please note that, for the Staff’s convenience, we have recited the Staff’s comments in italics and provided the Company’s responses to such comments immediately thereafter. Except for any page references appearing in the Staff’s comments, all page references herein correspond to the page of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Offering Statement.

Amendment No. 3 to Offering Statement on Form 1-A filed April 30, 2024

Risk Factors

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement ..., page 24

1.	We note your statement that “Investors in this offering will be bound by the Subscription Agreement and the Operating Agreement, both of which include a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have ….” The Subscription Agreements have provisions that agree with your risk factor disclosure. However, we note that the Operating Agreement, filed as Exhibit 2.2, indicates in Section 15.08(c) that “Every Party to this Agreement … waives any right to a jury trial as to any matter under this agreement … including, without limitation, matters arising under Federal Securities Law ….” Please revise your Operating Agreement as appropriate.

Faith.Charles@ThompsonHine.com    Phone: 212.908.3905

June 7, 2024

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that on June 5, 2024, the Company entered into an amendment to the Operating Agreement (the “Second Amended and Restated Operating Agreement”), pursuant to which Section 15.08(c) of the Operating Agreement has been amended and restated. Please see Exhibit 2.2 to the Amended Offering Statement for the full text of the Second Amended and Restated Operating Agreement.

The company's Operating Agreement and Subscription Agreement each include a forum selection provision ..., page 25

2.	We note your statement that “The Operating Agreement includes a forum selection provision that requires any suit, action, or proceeding seeking to enforce any provision … in connection with the Operating Agreement, … other than matters arising under the federal securities laws, be brought in state or federal court of competent jurisdiction located within the State of Delaware.” We note that the Operating Agreement indicates in Section15.08(b) that “Any suit, action or proceeding seeking to enforce any provision of … including, without limitation, any suit, action, or proceeding brought under federal securities law, shall be brought in Chancery Court in the State of Delaware … provided, that if the Chancery Court in the State of Delaware shall not have jurisdiction over such matter, then such suit, action or proceeding may be brought in other federal or state courts located in the State of Delaware.” Please revise your Operating Agreement as appropriate.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Section 15.08(b) of the Operating Agreement has also been amended and restated pursuant the Second Amended and Restated Operating Agreement. Please see Exhibit 2.2 to the Amended Offering Statement for the full text of the Second Amended and Restated Operating Agreement.

Financial Statements, page F-1

3.	Please include the audit report of Artesian CPA, LLC, with respect to your financial statements as of, and for the years ended, December 31, 2023, and 2022 as referenced in its consent in Exhibit 11.1. Please refer to (b)(3)(A), (c)(1)(ii) and (iii) of Part F/S of Form 1-A.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the audit report of Artesian CPA, LLC, with respect to the Company’s financial statements as of, and for the years ended, December 31, 2023, and 2022 has been filed as Exhibit 11.1 to the Amended Offering Statement.

June 7, 2024

Please direct any questions or comments concerning this response to the undersigned at (212) 908-3905 or faith.charles@thompsonhine.com.

Very truly yours, /s/ Faith L. Charles Faith L. Charles

cc: Kevin Cottrell